

October 31, 2013

Via: E-mail
Mr. Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8, 9000
Ghent, Belgium

  RE: **Remedent, Inc.**
     Form 8-K dated October 14, 2013
     Filed October 16, 2013
     File No. 001-15975

Dear Mr. Van Acker:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin L. Vaughn

        Kevin L. Vaughn
        Accounting Branch Chief

cc: Joan Brown